UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 3 Pages

SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 6 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 and amended by Amendment Nos. 1 through 5 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On April 28, 2015, the Reporting Persons entered into an agreement with the Issuer (the “Settlement Agreement”) to settle the proxy contest contemplated by the Reporting Persons in respect of the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

In connection with the Settlement Agreement, Harvey J. Berger has decided to retire as Chairman, CEO and President of the Issuer effective upon a successor CEO being appointed by the Issuer’s board of directors (the “Board”) but in no event later than December 31, 2015.  The Board has formed a CEO search committee chaired by Alex Denner of Sarissa Capital to promptly find a successor CEO.

In addition, under the terms of the Settlement Agreement, the Board has appointed Anna Protopapas to fill a current vacancy on the Board and the Reporting Persons will withdraw their proposed slate of director nominees, which included Ms. Protopapas, for election at the 2015 Annual Meeting.  The Reporting Persons have also agreed to vote all of their Shares in favor of the Board’s nominees at the 2015 Annual Meeting.

A copy of the Settlement Agreement is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement filed herewith.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

See Item 4

Item 7. Material to Be Filed as Exhibits.

1 Settlement Agreement

CUSIP No. 04033A100	Page 3 of 3 Pages

SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2015

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner